UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 25, 2014

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Siemens plans to delist from NYSE

Siemens AG plans to end its listing on the New York Stock exchange (NYSE) on or about May 15, 2014

As announced in the press release from January 28, 2014, Siemens AG is planning to end the NYSE listing of its American Depositary Shares (ADSs) (ticker symbol “SI”). In addition Siemens AG intends to terminate its reporting obligations (deregistration) with the U.S. Securities and Exchange Commission (SEC). As previously disclosed, the goal of the delisting and deregistration is to address the change in the behavior of investors. As a consequence, processes of financial reporting can be simplified and their efficiency improved. The trading of Siemens shares is nowadays conducted predominantly in Germany and via electronic trading platforms (“over-the-counter”, OTC). Trading volume of Siemens shares in the United States is low, amounting to significantly less than 5% of their global trading volume over the last 12 months. Accordingly, on or about May 5, 2014, Siemens AG plans to submit to the SEC an application for removal from listing (Form 25) its ADSs with the NYSE. The last trading day of the ADSs on the NYSE is currently expected to be on or about May 15, 2014. After the delisting of the ADSs, Siemens AG intends to submit an application to the SEC on Form 15F for deregistration and termination of its reporting obligations under Section 13(a) and 15(d) of the U.S. Securities Exchange Act of 1934.

Siemens AG has not arranged for the listing of its ADSs or ordinary shares on another U.S. securities exchange or for the quotation of its ordinary shares in a quotation medium in the United States. However, Siemens AG intends to maintain its American Depositary Receipt program on a so-called “Level I” basis in order to enable investors to trade ADSs in the U.S. over-the-counter (OTC) market.

Siemens AG

Wittelsbacherplatz 2, 80333 Munich, Germany

Communications and Government Affairs

Head: Stephan Heimbach

Reference number: AXX201404.30 e	Page 1/2

Siemens AG	Press Release

Contact for journalists:

Alexander Becker, phone: +49 89 636 36558

E-mail: becker.alexander@siemens.com

Follow us on Twitter at: www.twitter.com/siemens_press

Siemens AG (Berlin and Munich) is a global powerhouse in electronics and electrical engineering, operating in the fields of industry, energy and healthcare as well as providing infrastructure solutions, primarily for cities and metropolitan areas. For over 165 years, Siemens has stood for technological excellence, innovation, quality, reliability and internationality. The company is one of the world’s largest providers of environmental technologies. Around 43 percent of its total revenue stems from green products and solutions. In fiscal 2013, which ended on September 30, 2013, revenue from continuing operations totaled €75.9 billion and income from continuing operations €4.2 billion. At the end of September 2013, Siemens had around 362,000 employees worldwide on the basis of continuing operations. Further information is available on the Internet at: www.siemens.com.

This document contains statements related to our future business and financial performance and future events or developments involving Siemens that may constitute forward-looking statements. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. We may also make forward-looking statements in other reports, in presentations, in material delivered to shareholders and in press releases. In addition, our representatives may from time to time make oral forward-looking statements. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements or anticipated on the basis of historical trends. These factors include in particular, but are not limited to, the matters described in Item 3: Key information—Risk factors of our most recent annual report on Form 20-F filed with the SEC, in the chapter “Risks” of our most recent annual report prepared in accordance with the German Commercial Code, and in the chapter “Report on risks and opportunities” of our most recent interim report.

Further information about risks and uncertainties affecting Siemens is included throughout our most recent annual and interim reports, as well as our most recent earnings release, which are available on the Siemens website, www.siemens.com, and throughout our most recent annual report on Form 20-F and in our other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance or achievements of Siemens may vary materially from those described in the relevant forward-looking statement as being expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends, nor assumes any obligation, to update or revise these forward-looking statements in light of developments which differ from those anticipated.

Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Reference number: AXX201404.30 e	Page 2/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: April 25, 2014	/s/ CHRISTOF SCHWAB
	Name:	Christof Schwab
	Title:	Senior Manager Investor Relations

/s/ DR DIRK VOSS
	Name:	Dr. Dirk Voss
	Title:	Head of Governance & Markets Legal